

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

DIVISION OF
CORPORATION FINANCE

June 28, 2006

Via Facsimile 011 44 20 7456 2222 and U.S. Mail

Thomas R. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ

> **Re: Vodafone Group Public Limited Company**
> **Schedule TO filed June 13, 2006, as amended**
> **File no. 5-45853**

Dear Mr. Shropshire:

We have reviewed the above-referenced filing and have the following comments.

Schedule TO

General

1.   Please expand your disclosure to include a more detailed discussion of how the sale of fractional interests will occur. In addition, please explain why the aggregation and sale of your securities does not constitute a registerable event.

2.   Please discuss in your response letter with a view towards possible additional disclosure whether you intend to register the B Shares and Deferred Shares pursuant to Section 12.

3.   We note your statements on page 9 that participants in Vodafone Employee Share Plans are not the beneficial owners of shares under the plans and will not receive B Shares. Please confirm whether such participants are record holders. Refer to Rule 13e-4(a)(6).

Questions and Answers

Under what circumstances may the Return of Capital be withdrawn or the Election Period extended, page 16

4.   Please expand your disclosure to briefly explain the circumstances under which an extension is permitted. Include a discussion of any minimum time periods for such extensions.

Details of the Return of Capital, page 19

Redemption, page 22

5.   We note your statement on the top of page 24 that Vodafone reserves the right to accept Elections received after the relevant due date.   It appears to the staff that the "due date" is the date the offer closes.

United States Taxation in Relation to the Return of Capital, page 37

6.   We note your reference to "certain tax consequences," concerning the tender offer. You are required to discuss material tax consequences. See Item 1004(a)(xii) of Regulation M-A. Accordingly, revise your disclosure to clarify that the ensuing discussion summarizes the material tax consequences regarding the tender offer.

7.   Please delete the Internal Revenue Service Circular 230 disclaimer. Readers are entitled to rely on your tax disclosure.

Questions and Answers about the U.S. Offer, page 4
Closing Comments

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions